

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2019

Nevan Elam
Chief Executive Officer
Rezolute, Inc.
201 Redwood Shores Parkway, Suite 315
Redwood City, CA 94065

  Re: Rezolute, Inc.
   Preliminary Proxy Statement on Schedule 14A
   Filed September 6, 2019
   File No. 000-54495

Dear Mr. Elam:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Healthcare & Insurance

cc: Michael L. Weiner, Esq.